Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-190955

Relating to the Preliminary Prospectus Supplement dated May 11, 2016

(to Prospectus dated September 3, 2013)

Starbucks Corporation

$750,000,000

$250,000,000 2.100% Senior Notes due 2021

$500,000,000 2.450% Senior Notes due 2026

Pricing Term Sheet

May 11, 2016

Issuer:	Starbucks Corporation

Ratings (Moody’s/S&P/Fitch):*	A2/A-/A

Format:	SEC Registered

Ranking:	Senior Unsecured

Trade Date:	May 11, 2016

Settlement Date:	May 16, 2016 (T+3)

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC Wells Fargo Securities, LLC

Joint Lead Manager:	Rabo Securities USA, Inc.

Co-Managers:	Academy Securities, Inc. Lebenthal & Co., LLC Loop Capital Markets LLC Samuel A. Ramirez & Company, Inc.

Title:	2.100% Senior Notes due 2021	2.450% Senior Notes due 2026

Principal Amount:	$250,000,000 (Reopening of 2.100% Senior Notes due 2021, of which $500,000,000 was previously issued on February 4, 2016), for a total principal amount outstanding of $750,000,000	$500,000,000

Maturity Date:	February 4, 2021	June 15, 2026

Interest Payment Dates:	February 4 and August 4, beginning August 4, 2016	June 15 and December 15, beginning December 15, 2016

Interest Payment Record Dates:	January 20 and July 20	June 1 and December 1

Benchmark Treasury:	UST 1.375% due April 30, 2021	UST 1.625% due February 15, 2026

Benchmark Treasury Price/Yield:	100-28; 1.193%	99-03; 1.726%

Spread to Benchmark Treasury:	+37 basis points	+75 basis points

Yield to Maturity:	1.563%	2.476%

Coupon (Interest Rate):	2.100% per annum (interest on the 2021 notes will accrue from February 4, 2016)	2.450% per annum

Price to Public (Issue Price):	102.391% of the 2021 notes, plus accrued interest from February 4, 2016 to but excluding May 16, 2016 (the total amount of accrued interest on May 16, 2016 will be $5.95 per $1,000 principal amount of the 2021 notes)	99.768%

Optional Redemption:

The 2021 notes will be redeemable at the Issuer’s option at any time prior to January 4, 2021 (one month prior to their February 4, 2021 maturity date), in whole at any time or in part from time to time, at a redemption price equal to (A) the greater of (i) 100% of the aggregate principal amount of the 2021 notes to be redeemed and (ii) the sum of the present value of the remaining scheduled payments of principal and interest on the 2021 notes being redeemed (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year of twelve 30-day months), at the Treasury Rate plus 15 basis points, plus (B) accrued and unpaid interest on the 2021 notes being redeemed to the redemption date.

At any time on and after January 4, 2021 (one month prior to their February 4, 2021 maturity date), the Issuer may redeem some or all of the 2021 notes, at a redemption price equal to 100% of the principal amount of the 2021 notes to be redeemed plus accrued and unpaid interest on the principal amount being redeemed to the date of redemption.

The 2026 notes will be redeemable at the Issuer’s option at any time prior to March 15, 2026 (three months prior to their June 15, 2026 maturity date), in whole at any time or in part from time to time, at a redemption price equal to (A) the greater of (i) 100% of the aggregate principal amount of the 2026 notes to be redeemed and (ii) the sum of the present value of the remaining scheduled payments of principal and interest on the 2026 notes being redeemed (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year of twelve 30-day months), at the Treasury Rate plus 15 basis points, plus (B) accrued and unpaid interest on the 2026 notes being redeemed to the redemption date.

At any time on and after March 15, 2026 (three months prior to their June 15, 2026 maturity date), the Issuer may redeem some or all of the 2026 notes, at a redemption price equal to 100% of the principal amount of the 2026 notes to be redeemed plus accrued and unpaid interest on the principal amount being redeemed to the date of redemption.

Change of Control Repurchase:	Upon the occurrence of a change of control triggering event (which involves the occurrence of both a change of control and a below investment grade rating of the notes by Moody’s and S&P), the Issuer will be required, unless the Issuer has exercised its option to redeem the 2021 notes, to make an offer to purchase the notes at a price equal to 101% of the principal amount plus accrued and unpaid interest to the date of repurchase.	Upon the occurrence of a change of control triggering event (which involves the occurrence of both a change of control and a below investment grade rating of the notes by Moody’s and S&P), the Issuer will be required, unless the Issuer has exercised its option to redeem the 2026 notes, to make an offer to purchase the notes at a price equal to 101% of the principal amount plus accrued and unpaid interest to the date of repurchase.

CUSIP/ISIN:	855244 AJ8 / US855244AJ85	855244 AK5 / US855244AK58

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Each of the security ratings above should be evaluated independently of any other security rating.

The Issuer has filed a registration statement (including a prospectus) and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You should rely on the prospectus, prospectus supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies of the prospectus and the prospectus supplement may be obtained by calling Merrill, Lynch, Pierce, Fenner & Smith Incorporated toll-free at (800) 294-1322; Morgan Stanley & Co. LLC toll-free at (866) 718-1649; or Wells Fargo Securities, LLC toll-free at (800) 645-3751.